Exhibit 99.4

Execution Version

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 10th day of April, 2024 between:

GRANITE REIT INC.

(“Granite GP”)

and

GRANITE REAL ESTATE INVESTMENT TRUST

(“Granite REIT”)

WHEREAS:

(a)

Granite REIT and Granite GP wish to undertake an arrangement involving, among other things, the holders of Granite GP Shares (as defined herein) (each Granite GP Share being a component of a Stapled Unit (as defined herein)), disposing of their Granite GP Shares to Granite REIT in exchange for a fraction of a Granite REIT Unit (as defined herein), followed by a consolidation of the Granite REIT Units;

(b)	the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the Business Corporations Act (British Columbia); and

(c)	the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1    Definitions

In this Agreement, the following terms have the following meanings:

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedules and exhibits to this arrangement agreement) as amended, modified or supplemented from time to time, and not to any particular article, section, schedule, exhibit or other portion of this arrangement agreement;

“Arrangement” means the proposed arrangement under Section 288 of the BCBCA on the terms and conditions set out in the Plan of Arrangement, and any amendments, modifications or supplements thereto made in accordance with the terms thereof or made at the direction of the Court in the Final Order;

“Arrangement Resolutions” means the Granite REIT Arrangement Resolution and the Granite GP Arrangement Resolution;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

Execution Version

“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in the Province of British Columbia or the Province of Ontario, on which the principal commercial banks in downtown Vancouver and downtown Toronto are generally open for the transaction of commercial banking business;

“Circular” means the management information circular of Granite REIT and Granite GP, including the schedules thereto, dated April 10, 2024 distributed or otherwise made available to holders of Stapled Units in connection with the Meetings;

“Closing Certificate” means a certificate in a form acceptable to both Granite REIT and Granite GP which, when signed by an authorized representative of both Granite REIT and Granite GP, will constitute their acknowledgement that the condition precedents to implement the Plan of Arrangement pursuant to this Agreement have been satisfied to their respective satisfaction or waived;

“Court” means the Supreme Court of British Columbia;

“Effective Date” has the meaning ascribed thereto in Section 2.2 of this Agreement;

“Effective Time” means 8:30 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as Granite REIT and Granite GP may agree;

“Existing Stapled Unit Event of Uncoupling” means an event whereby each Granite REIT Unit is no longer required to be transferred together with a Granite GP Share (and vice versa), an event that occurs only: (a) in the event that holders of Granite REIT Units vote in favour of the uncoupling of Granite REIT Units and Granite GP Shares such that the two securities will trade separately; or (b) at the sole discretion of the trustees of Granite REIT, but only in the event of the bankruptcy, insolvency, winding-up or reorganization (under an applicable law relating to insolvency) of Granite REIT or Granite GP or the taking of corporate action by Granite REIT or Granite GP in furtherance of any such action or the admitting in writing by Granite REIT or Granite GP of its inability to pay its debts generally as they become due, as provided in the Granite REIT Declaration of Trust and the articles of Granite GP;

“Final Order” means the final order made by the Court approving the Plan of Arrangement pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Granite GP” means Granite REIT Inc., a corporation incorporated under the BCBCA;

“Granite GP Arrangement Resolution” means the special resolutions of the holders of Granite GP Shares authorizing and approving the Arrangement;

“Granite GP Meeting” means the annual and special meeting of holders of Granite GP Shares to be held on June 6, 2024, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon the Granite GP Arrangement Resolution;

“Granite GP Shares” means, collectively, the common shares of Granite GP, and “Granite GP Share” means any one of them;

“Granite REIT” means Granite Real Estate Investment Trust, a trust formed under the laws of Ontario, or, where the context so requires, the trustees of Granite Real Estate Investment Trust acting in their capacity as trustees;

Execution Version

“Granite REIT Arrangement Resolution” means the special resolutions of the holders of Granite REIT Units authorizing and approving the Arrangement;

“Granite REIT Declaration of Trust” means the declaration of trust of Granite REIT, as amended, modified or supplemented from time to time;

“Granite REIT Meeting” means the annual and special meeting of the holders of Granite REIT Units to be held on June 6, 2024, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon the Granite REIT Arrangement Resolution;

“Granite REIT Units” means, collectively, the units of Granite REIT designated as “Units” under the Granite REIT Declaration of Trust, and “Granite REIT Unit” means any one of them;

“Interim Order” means the interim order of the Court with respect to the Arrangement pursuant to Section 291 of the BCBCA confirming, among other things, the calling and holding of the Meetings and the voting thereat, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Meetings” means, collectively, the Granite REIT Meeting and the Granite GP Meeting;

“NYSE” means the New York Stock Exchange.

“Plan of Arrangement” means the plan of arrangement of Granite GP, substantially in the form attached hereto as Exhibit A, and any amendment, modification or supplement made in accordance with the terms thereof;

“Stapled Unit” means one Granite REIT Unit and one Granite GP Share which, until an Existing Stapled Unit Event of Uncoupling occurs, trade together; and

“TSX” means the Toronto Stock Exchange.

1.2   Currency

Unless otherwise specified, all references in this Agreement to money amounts are to the lawful currency of Canada.

1.3   Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, schedules and exhibits and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4   Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, exhibits and schedules are to articles, sections, exhibits and schedules of this Agreement.

1.5   Extended Meanings

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. Where the word “including” or “includes” is used, it means “including (or includes) without limitation”.

Execution Version

1.6   References to Granite REIT

Where any reference is made herein to an act to be performed by, for or on behalf of, or an obligation of, Granite REIT, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of, or an obligation of, the trustee or trustees of Granite REIT, in their capacity as trustee or trustees of Granite REIT, to the extent necessary to give effect thereto.

1.7   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract.

1.8   Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2

THE ARRANGEMENT

2.1   Court Applications

In connection with the Arrangement, Granite REIT and Granite GP shall:

(a)

forthwith following the date of this Agreement file, proceed with and prosecute an application for an Interim Order under Section 291 of the BCBCA providing for, among other things, the calling and holding of the Meetings for the purpose of considering and, if thought advisable, approving the Arrangement Resolutions;

(b)

subject to the terms of this Agreement and obtaining all necessary approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order or otherwise, including approval of the applicable Arrangement Resolutions by the holders of Granite REIT Units and by the holders of Granite GP Shares, as applicable, take steps necessary to submit the Arrangement to the Court and apply for the Final Order on or before June 30, 2024; and

(c)

prior to the hearing required to approve the Arrangement, advise the Court that Granite REIT and Granite GP intend to rely on the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to the issuance of the Granite REIT Units pursuant to the Arrangement, based on the Court’s approval of the Arrangement.

2.2   Implementation of the Arrangement

Subject to the terms of this Agreement, including satisfaction or waiver of the conditions set forth herein on such date as Granite REIT and Granite GP may agree (the “Effective Date”) as reflected in the Closing Certificate, from and after the Effective Time, the Plan of Arrangement will have all effect provided by applicable law, including the BCBCA. The Effective Date shall be a Business Day unless Granite REIT and Granite GP agree otherwise.

Execution Version

2.3   Effective Time

The Arrangement shall become effective at the Effective Time in the manner provided in the Plan of Arrangement and the transactions comprising the Arrangement shall occur and shall be deemed to have occurred as set out therein without any further act or formality.

2.4   U.S. Securities Law Matters

The Granite REIT Units to be issued pursuant to the Arrangement will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended.

ARTICLE 3

COVENANTS

3.1   Covenants of the Parties

Each of the parties hereto covenants and agrees that, subject to the terms of this Agreement, including satisfaction or waiver of the conditions set forth herein, it will:

(a)	take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b)

use all reasonable efforts to obtain all consents, exemptions, approvals, assignments, waivers and amendments to or terminations of any instruments considered necessary or desirable by the parties in connection with the Arrangement and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date; and

(d)	to the extent applicable to it, carry out the terms of the Interim Order and Final Order and implement the transactions contemplated by this Agreement and the Arrangement.

3.2   Covenants of Granite REIT

Granite REIT covenants and agrees that it will:

(a)

solicit proxies to be voted at the Granite REIT Meeting in favour of the Granite REIT Arrangement Resolution and, together with Granite GP, prepare the Circular and proxy solicitation materials and any amendments, modifications or supplements thereto as required by, and in compliance with, the Interim Order, applicable securities laws and the Granite REIT Declaration of Trust, file such materials as required under applicable securities laws in a timely and expeditious manner and distribute “notice-and-access” materials with respect to the Granite REIT Meeting and, where required, the Circular or other Granite REIT Meeting materials, in accordance with applicable securities laws and the Interim Order; and

Execution Version

(b)

convene the Granite REIT Meeting as contemplated by the Interim Order and conduct the Granite REIT Meeting in accordance with the Interim Order, the Granite REIT Declaration of Trust and as otherwise required by law.

3.3   Covenants of Granite GP

Granite GP covenants and agrees that it will:

(a)

solicit proxies to be voted at the Granite GP Meeting in favour of the Granite GP Arrangement Resolution and, together with Granite REIT, prepare the Circular and proxy solicitation materials and any amendments, modifications or supplements thereto as required by, and in compliance with, the Interim Order, applicable securities laws and the articles of Granite GP, file such materials as required under applicable securities laws in a timely and expeditious manner and distribute “notice-and-access” materials with respect to the Granite GP Meeting and, where required, the Circular or other Granite GP Meeting materials, in accordance with applicable securities laws and the Interim Order; and

(b)

convene the Granite GP Meeting as contemplated by the Interim Order and conduct the Granite GP Meeting in accordance with the Interim Order, the articles of Granite GP and as otherwise required by law.

3.4   Amendment of the Granite REIT Declaration of Trust

Each of the parties hereto agrees that, subject to the terms of this Agreement, including satisfaction or waiver of the conditions set forth herein, under the Arrangement the Granite REIT Declaration of Trust will be amended in a manner satisfactory to the trustees of Granite REIT as may be necessary or desirable to give effect to and reflect the Arrangement including to reflect termination of the Stapled Unit structure.

3.5   Amendment of Plans

Each of the parties hereto agrees that, in connection with the Arrangement, applicable equity-based plans of Granite REIT, Granite GP and/or Granite Real Estate Inc. will be amended or adjusted in a manner satisfactory to Granite REIT as may be necessary or desirable to give effect to and reflect the Arrangement and termination of the Stapled Unit structure.

ARTICLE 4

CONDITIONS PRECEDENT

4.1   Mutual Conditions

The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the fulfillment or satisfaction, at or before the Effective Time, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)

the Interim Order shall have been granted in form and substance satisfactory to Granite REIT and Granite GP, acting reasonably, not later than April 30, 2024 or such later date as Granite REIT and Granite GP may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

Execution Version

(b)

the Granite REIT Arrangement Resolution shall have been approved by the requisite number of votes cast by the holders of Granite REIT Units at the Granite REIT Meeting, and the Granite GP Arrangement Resolution shall have been approved by the requisite number of votes cast by the holders of Granite GP Shares at the Granite GP Meeting, in accordance with the provisions of the Interim Order, the Granite REIT Declaration of Trust, the articles of Granite GP and any applicable regulatory requirements;

(c)

a Final Order approving the Plan of Arrangement shall have been granted in form and substance satisfactory to Granite REIT and Granite GP, acting reasonably, not later than June 30, 2024 or such later date as Granite REIT and Granite GP may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(d)

no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated, announced, proposed or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)

makes or seeks to make illegal or otherwise directly or indirectly restrains, enjoins or prohibits, or seeks to restrain, enjoin or prohibit the Arrangement or any other transactions contemplated herein or in the Plan of Arrangement;

(ii)

prohibits or ceases trading in, or imposes material limitations on the trading of, Granite REIT Units, Granite GP Shares or Stapled Units, or seeks to do any of the foregoing (other than, for greater certainty, with respect to provisions regarding the “stapling” and trading together of Granite REIT Units and Granite GP Shares as Stapled Units (unless an Existing Stapled Unit Event of Uncoupling occurs); or

(iii)	results in or seeks a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein or in the Plan of Arrangement;

(e)

there shall not have occurred any change or proposed change in the income tax laws of Canada or the United States or any other jurisdiction, or the interpretation or administration thereof, which change would, as a consequence of the completion of the Arrangement, be material and adverse to Granite REIT or Granite GP (on a combined and consolidated basis, as applicable) or their respective unitholders or shareholders, as the case may be;

(f)

no breach or default or event of default will result under material debt contracts or indentures or other material agreements of Granite REIT or Granite GP or any of their respective subsidiary entities directly or indirectly relating to or as a result of the transactions contemplated herein or in the Plan of Arrangement;

(g)

all material regulatory consents, exemptions and approvals considered necessary or desirable by the parties with respect to the transactions contemplated under the Arrangement shall have been granted, completed or obtained including consents, exemptions and approvals from applicable securities regulatory authorities with respect to Granite REIT and from the TSX and the NYSE;

Execution Version

(h)

all material third party consents, waivers, exemptions and approvals and/or agreements or amendments or supplements to agreements or indentures, considered necessary or desirable by the parties with respect to the transactions contemplated under the Arrangement, including with respect to outstanding securities (if any) that are convertible into, or exercisable or exchangeable for, Stapled Units, shall have been entered into, completed or obtained prior to implementation of the Arrangement or will be entered into, completed or obtained concurrently with implementation of the Arrangement; and

(i)	the Granite REIT Units shall remain listed on the TSX and the NYSE, subject only to customary conditions acceptable to Granite REIT and Granite GP, acting reasonably.

4.2   Additional Conditions to Obligations of Granite REIT

In addition to the conditions contained in Section 4.1, the obligation of Granite REIT to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by it without prejudice to its right to rely on any other condition:

(a)

each of the covenants, acts and undertakings of Granite GP to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with; and

(b)	the trustees of Granite REIT shall not have determined, in their sole and absolute discretion, not to proceed with the Arrangement.

4.3   Additional Conditions to Obligations of Granite GP

In addition to the conditions contained in Section 4.1, the obligation of Granite GP to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by it without prejudice to its right to rely on any other condition:

(a)

each of the covenants, acts and undertakings of Granite REIT to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with; and

(b)	the directors of Granite GP shall not have determined, in their sole and absolute discretion, not to proceed with the Arrangement.

4.4   Notice and Effect of Failure to Comply with Conditions

If any of the conditions set forth in Sections 4.1, 4.2 or 4.3 hereof shall not be satisfied or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the satisfaction thereof, then a party for whose benefit the condition is provided may rescind and terminate this Agreement; provided that the party intending to rely thereon has delivered a written notice to the other party or parties, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-satisfaction of the applicable conditions and the party in breach shall have failed to cure such breach or non-satisfaction within ten Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

Execution Version

4.5   Satisfaction of Conditions

The conditions set out in this Article 4 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 5

AMENDMENT AND TERMINATION

5.1   Amendments

This Agreement may, at any time and from time to time before or after the Meetings, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment that changes the consideration to be received by the holders or former holders of Stapled Units pursuant to the Arrangement shall be brought to the attention of the Court and is subject to such requirements as may be ordered by the Court.

5.2   Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties hereto;

(b)	the Arrangement shall not have become effective on or before January 2, 2025 or such later date as may be agreed to by Granite REIT and Granite GP; and

(c)	termination of this Agreement under Article 4 hereof.

ARTICLE 6

GENERAL

6.1   Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

6.2   No Assignment

No party may assign its rights or obligations under this Agreement except pursuant to the Plan of Arrangement (including upon or in connection with the termination, liquidation or dissolution of a party thereunder) or as agreed by the other parties.

6.3   Confirmation

For greater certainty, none of the covenants of the parties contained herein shall prevent the trustees of Granite REIT or the directors of Granite GP from pursuing or responding to any inquiry, submission or proposal regarding any acquisition or disposition of assets or any proposal to amalgamate, merge or effect an arrangement or similar transaction or any take-over bid or acquisition proposal generally or making any disclosure to securityholders or otherwise with respect thereto which in the judgment of the trustees of Granite REIT or the directors of Granite GP is necessary or desirable.

Execution Version

6.4   Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

6.5   Further Assurances

Each of the parties hereto shall make, do and execute, or cause to be made, done and executed, all such further acts, filings, deeds, agreements, indentures, supplemental indentures, amendments, forms, transfers, assurances, instruments or documents as may reasonably be requested or required by any of them in order to implement, effect, record or further document or evidence any of the transactions or events set out herein and in the Arrangement.

6.6   Obligations of Granite REIT

The obligations of Granite REIT hereunder are not personally binding upon any trustee of Granite REIT, any registered or beneficial holder of Stapled Units or Granite REIT Units, or any annuitant under a plan of which a registered or beneficial holder of Stapled Units or Granite REIT Units acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing, but the property of Granite REIT, or a specific portion thereof only shall be bound by such obligations. Any obligation of Granite REIT set out herein shall to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the first sentence of this Section 6.6, an obligation of the trustees of Granite REIT in their capacity as trustees of Granite REIT.

6.7   Counterparts

This Agreement may be executed in counterparts, in original, facsimile or electronic form, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

GRANITE REAL ESTATE INVESTMENT TRUST

Per:	(signed) Kevan Gorrie
Name: Kevan Gorrie Title: President and Chief Executive Officer

GRANITE REIT INC.

Per:	(signed) Kevan Gorrie
Name: Kevan Gorrie Title: President and Chief Executive Officer

[Arrangement Agreement]

EXHIBIT A

PLAN OF ARRANGEMENT

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PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) INVOLVING

GRANITE REIT INC. AND GRANITE REAL ESTATE INVESTMENT TRUST

ARTICLE 1

INTERPRETATION

1.1   Definitions

In this Plan of Arrangement, the following terms have the following respective meanings:

(a)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean this arrangement under Section 288 of the BCBCA on the terms and conditions set out in this Plan of Arrangement, and any amendments, modifications or supplements thereto made in accordance with Article 5 of this Plan of Arrangement, or made at the direction of the Court in the Final Order;

(b)	“Arrangement Agreement” means the arrangement agreement dated as of April 10, 2024 between Granite GP and Granite REIT, as amended, modified or supplemented from time to time;

(c)	“Arrangement Resolutions” means the Granite REIT Arrangement Resolution and the Granite GP Arrangement Resolution;

(d)	“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

(e)

“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in the Province of British Columbia or the Province of Ontario, on which the principal commercial banks in downtown Vancouver and downtown Toronto are generally open for the transaction of commercial banking business;

(f)	“Court” means the Supreme Court of British Columbia;

(g)	“Closing” means the closing of the transactions contemplated by the Arrangement Agreement;

(h)	“Effective Date” means the date on which Closing occurs.

(i)	“Effective Time” means 8:30 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as Granite REIT and Granite GP may agree;

(j)

“Existing Stapled Unit Event of Uncoupling” means an event whereby each Granite REIT Unit is no longer required to be transferred together with a Granite GP Share (and vice versa), an event that occurs only: (i) in the event that holders of Granite REIT Units vote in favour of the uncoupling of Granite REIT Units and Granite GP Shares such that the two securities will trade separately; or (ii) at the sole discretion of the trustees of Granite REIT, but only in the event of the bankruptcy, insolvency, winding-up or reorganization (under an applicable law relating to insolvency) of Granite REIT or Granite GP or the taking of corporate action by Granite REIT or Granite GP in furtherance of any such action or the admitting in writing by Granite REIT or Granite GP of its inability to pay its debts generally as they become due, as provided in the Granite REIT Declaration of Trust and the articles of Granite GP;

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(k)

“Final Order” means the final order to be made by the Court approving the Plan of Arrangement pursuant to Section 291 of the BCBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(l)	“Granite GP” means Granite REIT Inc., a corporation incorporated under the BCBCA;

(m)	“Granite GP Arrangement Resolution” means the special resolutions of the holders of Granite GP Shares authorizing and approving the Arrangement;

(n)

“Granite GP Meeting” means the annual and special meeting of holders of Granite GP Shares held on June 6, 2024, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon the Granite GP Arrangement Resolution;

(o)	“Granite GP Shares” means, collectively, the common shares of Granite GP, and “Granite GP Share” means any one of them;

(p)

“Granite REIT” means Granite Real Estate Investment Trust, a trust formed under the laws of Ontario, or, where the context so requires, the trustees of Granite Real Estate Investment Trust acting in their capacity as trustees;

(q)	“Granite REIT Arrangement Resolution” means the special resolutions of the holders of Granite REIT Units authorizing and approving the Arrangement;

(r)	“Granite REIT Declaration of Trust” means the declaration of trust of Granite REIT, as amended, modified or supplemented from time to time;

(s)

“Granite REIT Meeting” means the annual and special meeting of the holders of Granite REIT Units held on June 6, 2024, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon the Granite REIT Arrangement Resolution;

(t)	“Granite REIT Units” means, collectively, the units of Granite REIT designated as “Units” under the Granite REIT Declaration of Trust, and “Granite REIT Unit” means any one of them;

(u)

“Interim Order” means the interim order of the Court with respect to the Arrangement pursuant to Section 291 of the BCBCA confirming, among other things, the calling and holding of the Meetings and the voting thereat, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v)	“Meetings” means, collectively, the Granite REIT Meeting and the Granite GP Meeting;

(w)	“Plan of Arrangement” means this plan of arrangement under Section 288 of the BCBCA and any amendment, modification or supplement made in accordance with the terms hereof;

(x)	“Stapled Unit” means one Granite REIT Unit and one Granite GP Share which, until an Existing Stapled Unit Event of Uncoupling occurs, trade together;

(y)	“Tax Act” means the Income Tax Act (Canada), as amended;

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(z)

“Transfer Agent” means Computershare Investor Services Inc., in its capacity as transfer agent for the Stapled Units, Granite GP Shares or the Granite REIT Units, as applicable and as the context may require; and

(aa)	“Unitholders” means the holders of Stapled Units, and “Unitholder” means any one of them.

1.2   Certain Rules of Interpretation

In this Plan of Arrangement:

(a)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

(b)	Including – Where the word “including” or “includes” is used, it means “including (or includes) without limitation”.

(c)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(d)

Statutory References – A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(e)

Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

(f)	Article and Section References – Unless otherwise specified or the context otherwise requires, references to an “Article” or “Section” refer to an Article or Section of this Plan of Arrangement.

1.3   Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1   Effectiveness

Each of the events and steps listed in Section 3.1 shall be, without affecting the sequence set out in Section 3.1, mutually conditional, such that no event or step described in said Section 3.1 may occur without all events or steps occurring, and those events and steps shall effect the integrated transaction which constitutes the Arrangement. At the Effective Time, this Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on Granite GP, Granite REIT and all registered and beneficial holders of Stapled Units, Granite GP Shares and Granite REIT Units.

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2.2   Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3

ARRANGEMENT

3.1   Events Occurring Within the Plan

On the Effective Date, commencing at the Effective Time, each of the events and steps set out below shall occur and shall be deemed to occur, except as otherwise expressly noted, in the following order without any further act or formality:

1.

An Existing Stapled Unit Event of Uncoupling will occur, Granite GP Shares will be transferable without the contemporaneous transfer of Granite REIT Units, and Granite REIT Units will be transferable without the contemporaneous transfer of Granite GP Shares;

2.

Each Granite GP Share will be transferred from each holder of Granite GP Shares to Granite REIT, free and clear of all liens, charges and encumbrances and any other rights of others, in exchange for the issuance of 0.001/99.999 of a Granite REIT Unit by Granite REIT to each such holder;

3.	Upon the transfer of Granite GP Shares in exchange for Granite REIT Units (or fractions thereof, as applicable):

a.

each former holder of Granite GP Shares will cease to be a holder of Granite GP Shares so transferred and the name of such former holder of Granite GP Shares will be removed from the register of Granite GP Shares; and

b.	Granite REIT will become the sole legal and beneficial holder of Granite GP Shares and will be added to the register of Granite GP Shares;

4.

Immediately after giving effect to the foregoing, the number of issued and outstanding Granite REIT Units will be consolidated such that each 1/0.99999 of a Granite REIT Unit shall become one whole Granite REIT Unit and each holder of Granite REIT Units will hold the same number of Granite REIT Units after the consolidation as the holder held prior to the Arrangement; and

5.

The Granite REIT Declaration of Trust will be amended and restated to make such amendments as are considered necessary or desirable by the trustees of Granite REIT to give effect to the Plan of Arrangement and as a consequence of the Plan of Arrangement, including to reflect the termination of the Stapled Unit structure.

3.2   Withholding Rights

Granite REIT, Granite GP and the Transfer Agent shall be entitled to deduct and withhold from any payment or distribution otherwise payable to any holder of Granite REIT Units or former holder of Granite GP Shares (or, where deduction or withholding is not practicable, to otherwise recover from any holder of Granite REIT Units or former holder of Granite GP Shares) such amounts as Granite REIT, Granite GP or the Transfer Agent is required or permitted to deduct and withhold with respect to such payment or distribution under the Tax Act, the United States Internal Revenue Code of 1986

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or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the holder of Granite REIT Units or former holder of Granite GP Shares in respect of which such deduction and withholding was made.

ARTICLE 4

CERTIFICATES

4.1   Outstanding Certificates

From and after the Effective Time, certificates formerly representing Stapled Units will no longer represent Stapled Units or Granite GP Shares and will represent only the number of Granite REIT Units to which the holder is entitled as a result of the Arrangement. Upon any transfer after the Effective Time or upon request by a holder, Granite REIT will replace old Stapled Unit certificates with new Granite REIT Unit certificates.

ARTICLE 5

AMENDMENTS

5.1   Amendments

Granite REIT and Granite GP, in their sole discretion, reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be (i) contained in a written document, (ii) agreed to by each of Granite REIT and Granite GP, and (iii) filed with the Court and, if made following the Meetings, approved by the Court.

5.2   Effectiveness of Amendments Made Prior to or at the Meetings

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Granite REIT or Granite GP at any time prior to or at the Meetings (provided that each of Granite REIT and Granite GP shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Unitholders voting at the Meetings, in the manner required by the Interim Order and subsequently approved by the Court, shall become part of this Plan of Arrangement for all purposes.

5.3   Effectiveness of Amendments Made Following the Meetings

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Granite REIT or Granite GP after the Meetings but prior to the Effective Time (provided that each of Granite REIT and Granite GP shall have consented thereto) and any such amendment, modification or supplement which is approved by the Court following the Meetings shall be effective and shall become part of the Plan of Arrangement.

ARTICLE 6

GENERAL

6.1   Further Assurances

Notwithstanding that the transactions, steps and events set out herein shall occur and be deemed to occur as provided in and in the order set out in this Plan of Arrangement, each of the parties to the

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Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, filings, deeds, agreements, indentures, supplemental indentures, amendments, forms, transfers, assurances, instruments or documents as may reasonably be requested or required by any of them in order to implement, effect, record or further document or evidence any of the transactions, steps or events set out herein.

6.2   Obligations of Granite REIT

The obligations of Granite REIT hereunder are not personally binding upon any trustee of Granite REIT, any registered or beneficial holder of Stapled Units or Granite REIT Units, or any annuitant under a plan of which a registered or beneficial holder of Stapled Units or Granite REIT Units acts as trustee or carrier, and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing, but the property of Granite REIT, or a specific portion thereof only shall be bound by such obligations. Any obligation of Granite REIT set out herein shall to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the first sentence of this Section 6.2, an obligation of the trustees of Granite REIT in their capacity as trustees of Granite REIT.

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